Exhibit 99.1

USD 6 MILLION EXPLORATION AND DRILLING PROGRAM IN BURKINA FASO

Oslo/Toronto, January 7, 2008:

Wega Mining ASA and its subsidiary Goldbelt Resources Ltd, will undergo a USD 6 million exploration and drilling program in Burkina Faso during 2008. The 2008 program will primarily be directed towards the Belahouro license area in the northwest region which includes the Inata North, Inata South and Minfo gold deposits, and the Vindaloo and Madras permit areas in the southwestern region including the Kari Nord permit covering a 7km continuous strike length gold mineralisation zone.

In both regions, a total of 53 drill holes were completed towards the end of 2007 with documented results from 47 drill holes confirming multiple high grade and long intersecting gold mineralisation zones. The results from the final six drill holes are expected in Q1 2008.

"Our ambition for exploration and drilling in Burkina Faso for 2008 is two-fold. First, we will continue to expand the exploration activities on the adjacent permits in and around the Inata Gold Project to further increase the economical resource, and second, identify a new potential gold development project in the southwestern part of Burkina Faso" says Lars Marius Furu, CEO of Wega Mining ASA.

Implementation of the 2008 program remains subject to approval by the board of directors of Goldbelt Resources Ltd.

For further information please contact;
Sverre Slattsveen, CFO +(47) 4541 1950

Wega Mining ASA is an Oslo-based international mining company focused on exploring, developing and operating gold, copper and zinc deposits. The company currently operates in Guinea, Burkina Faso, Mali, Canada, Portugal, Ecuador, Romania and Norway. Wega Mining ASA trades on Oslo Axess, an exchange regulated by the Oslo Stock Exchange. Further information can be accessed at www.wegamining.com